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                                                                Exhibit 99(e)


                                Citizens Bank
                                      of
                              Anderson, Indiana

                                 Key Employee
                             1994 Severance Plan
                             -------------------

1. POLICY AND PURPOSE: It is the policy of Citizens Bank and its affiliates to recognize and appropriately compensate the loyal and dedicated service of its key employees whose positions may be affected by events or transactions which affect the ownership and management of First Citizens Bancorp and the Bank. The purpose of this 1994 Severance Plan is to assist the Bank and First Citizens in retaining the services of such key employees and allowing them to continue to perform their duties without undue distraction.

2. SPECIAL SEVERANCE COMPENSATION: (Each of the persons listed on Exhibit A annexed hereto (the "Participants") shall be entitled to receive the aggregate severance compensation (the "Special Severance Compensation") set forth for such person on Exhibit A, on the following terms and conditions:

        a. There shall have been a "Change of Control" of First Citizens, defined as a transaction or series of transactions in which the persons holding all the common stock of First Citizens on February 24, 1994 shall constitute the holders of less than 50% of the direct or indirect beneficial ownership of the Bank.

        b. After and within (1) year of the consummation of the Change of Control transaction, a Participant (i) shall have been terminated as an employee of the Bank or any of its affiliates without just cause, or (ii) shall have suffered any reduction in base compensation or any material reduction in employee benefits from the base compensation and benefits to which such participant is entitled immediately prior to such Change of Control transaction.

        c.  The Special Severance Compensation shall consist of an aggregate of (i) regular service compensation equal to one (1) week's base compensation for each year of service with the Bank or its affiliates, up to a maxumum of 6 months' base compensation, and (ii) severance compensation an additional sum, if any, up to the "Adjusted Total" amount set forth on Exhibit A.
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        d.  Notwithstanding the provisions of paragraph c. above, the amount of the "severance" portion of the Special Severance Compensation (as opposed to the years of service portions) shall decline ratably (1/24th for each full month) over the 24-month period commencing with the 1st month after the consummation of a Change of Control transaction and ending with the 24th month.

        e. The Special Severance Compensation shall be paid in a lump sum, net of applicable withholding, within ten (10) days after the date of termination of employment.

        f. No Special Severance Compensation pursuant to the 1994 Severance Plan shall be payable to any employee (i) who shall have voluntarily resigned (except for voluntary resignations at the request of, or with the approval of, the Bank) or (ii) who shall have been terminated for "just cause", defined as breach of fiduciary duty, failure to perform regular duties of the employee's position after reasonable notice and opportunity to cure, or material misconduct in the performance of duties.

        g. Employees who voluntarily resign (other than those who receive Special Severance Compensation under paragraph f. above) or who are terminated for just cause shall receive such compensation to which they may be entitled under existing policies of the Bank and its affiliates. Employees whose employment is terminated within 24 months, after a Change of Control transaction is consummated by death, disability or retirement at regular retirement age shall receive Special Severance Compensation.








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